UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Blue Earth Refineries Inc.

(Name of Issuer)
Ordinary Shares

(Title of Class of Securities)
G11999 10 2

(CUSIP Number)
Michael J. Smith MFC Bancorp Ltd. 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China Telephone (852) 2537-3613

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G11999 10 2

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MFC BANCORP LTD.

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X]

3. SEC Use Only

4. Source of Funds (See Instructions): WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 50,002
8. Shared Voting Power 0
9. Sole Dispositive Power 50,002
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 50,002

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11) 100.0%

14. Type of Reporting Person (See Instructions): CO

Item 1. Security And Issuer

This Statement relates to the ordinary shares without par value (the "Shares") of Blue Earth Refineries Inc. (the "Issuer").

The principal executive offices of the Issuer are located at 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.

Item 2. Identity And Background

This statement is filed on behalf of MFC Bancorp Ltd. ("MFC"). MFC operates in the financial services segment and has an address at 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.

During the last five years, neither MFC nor, to its knowledge, any of their respective officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither MFC nor, to its knowledge, any of their respective officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MFC is organized under the laws of the British Columbia, Canada.

For information with respect to each executive officer and director of MFC, see Appendix A attached hereto which is specifically incorporated herein by reference in its entirety.

Item 3. Source and Amount of Funds or Other Consideration

MFC acquired its Shares from working capital and in a corporate reorganization transaction (see Item 4 - Purpose of Transaction) prior to the registration of the Issuer pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Item 4. Purpose of Transaction

MFC acquired its shares as part of its plan of arrangement to spin-off the Issuer, which holds certain cobalt related assets previously held by MFC and certain of its subsidiaries. The plan of arrangement is set out in the Arrangement Agreement dated July 13, 2004 (the "Arrangement Agreement") among MFC, the Issuer and others. Pursuant to the Arrangement Agreement, MFC will distribute to its shareholders all of its shares in the Issuer pro rata on a one-for-one basis (after the Issuer implements a planned stock split to allow for such a distribution ratio). In anticipation of this distribution, the Issuer has filed a registration statement on Form 20-F for purposes of registering its shares under Section 12(g) of the Securities Exchange Act of 1934, in accordance with the policies of the Securities and Exchange Commission respecting corporate spin-offs not requiring registration under the Securities Act of 1933. The distribution record date for the purposes of determining those registered MFC shareholders who will be entitled to participate in the distribution of the Shares is December 14, 2004.

Item 5. Interest in Securities of the Issuer

MFC has the sole power to direct the vote of, and accordingly has beneficial ownership of, 50,002 Shares registered in its name representing 100.0% of the Issuer's Shares.

To the knowledge of MFC, none of its directors or executive officers have any power to vote or dispose of any Shares of the Issuer, nor did they or MFC effect any transactions in such Shares during the past 60 days, other than those described in the Arrangement Agreement.

Michael J. Smith has been a member of the board of directors of the Issuer since July 7, 2004, and has been the President and Secretary of the Issuer since December 31, 2003. Mr. Smith is also the President, Chief Executive Officer, Secretary and a director of MFC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships between the reporting persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

A. Arrangement Agreement

Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 9, 2004
Date

/s/ Michael J. Smith
Signature

Michael J. Smith, President, Chief Executive Officer, Secretary and a Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the information required by Instruction C to Schedule 13D with respect to MFC Bancorp Ltd. During the last five years, none of the persons listed in the following table has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the persons listed in the following table was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Name	Address	Principal Occupation, Principal Business and Address (1)	Citizenship
Michael J. Smith	8th Floor, Dina House, Ruttonjee Centre 11 Duddell Street Hong Kong SAR, China	President, Chief Executive Officer and Secretary of MFC Bancorp Ltd. 8th Floor, Dina House, Ruttonjee Centre 11 Duddell Street Hong Kong SAR, China	British
Silke Brossmann	8th Floor, Dina House, Ruttonjee Centre 11 Duddell Street Hong Kong SAR, China	Independent Consultant Founder of All in One Management Messeresidenz 2 Nieder-Roeder-Strasse 24 D-63322 Roedermark	German
Stefan Feuerstein	8th Floor, Dina House, Ruttonjee Centre 11 Duddell Street Hong Kong SAR, China	Managing Director of MFC Capital Partners AG Charlottenstrasse 59, D - 10117 Berlin, Germany	German
Kelvin Yao	8th Floor, Dina House, Ruttonjee Centre 11 Duddell Street Hong Kong SAR, China	Professor and Chief of the Eye Center and Institute of Ophthalmology Zhejiang University Zhejiang, China	Chinese
Shuming Zhao	8th Floor, Dina House, Ruttonjee Centre 11 Duddell Street Hong Kong SAR, China	Professor and Dean of the School of Business Nanjing University 22 Hankou Road Nanjing, 210093, China	Chinese

(1) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

EXHIBIT A

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 13th day of July, 2004

AMONG:

MFC BANCORP LTD., a corporation continued under the laws of the Yukon Territory

("MFC")

AND:

SUTTON PARK INTERNATIONAL LIMITED, a company incorporated under the laws of Barbados

("Sutton Park")

AND:

BLUE EARTH REFINERIES INC., a company incorporated under the laws of the British Virgin Islands

("Blue Earth")

AND:

NEW SUTTON CANCO INC., a corporation incorporated under the laws of the Yukon Territory

("New Sutton")

AND:

NEW NATURE CANCO INC., a corporation incorporated under the laws of the Yukon Territory

("New Nature")

AND:

4025750 CANADA INC., a corporation incorporated under the laws of Canada

("MFC Subco")

WHEREAS:

A. MFC owns or controls, through its direct and indirect subsidiaries, including KCCL (as defined herein) and MFC Subco, certain cobalt mineral deposits, refineries and related assets, which are non-core, superfluous assets of MFC;

B. MFC wishes to reorganize its operations and dispose of the aforementioned non-core, superfluous assets to the shareholders of MFC by way of a reduction of excess stated capital;

C. MFC intends to propose to the MFC Securityholders (as defined herein) an Arrangement (as defined herein) under section 195 of the Act (as defined herein) to effect the aforementioned reorganization and disposition;

D. the Arrangement will be on the terms and conditions set forth in the Plan of Arrangement attached as Schedule A; and

E. the parties have agreed to enter into this Agreement setting out the terms and conditions on which the Arrangement will be carried out;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the premises and the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the subject matter or context is inconsistent therewith:

(a) "Act" means the Business Corporations Act (Yukon), as now enacted or as the same may be amended;

(b) "Agreement", "hereof", "herein", "hereunder" and similar expressions means this Agreement, including Schedule A, and not any particular article, section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

(c) "Amalgamated Subco" means the corporation resulting from the Amalgamation;

(d) "Amalgamated Subco Common Shares" means the common shares in the capital of Amalgamated Subco;

(e) "Amalgamated Subco Transfer" means the transfer by MFC to Blue Earth of one Amalgamated Subco Common Share, the KCCL Payable and the MFC Receivable in exchange for one Blue Earth Common Share;

(f) "Amalgamation" means the amalgamation of MFC Subco, New Sutton, and New Nature pursuant to the Arrangement;

(g) "Arrangement" means an arrangement (including, without limitation, the Amalgamation, the Amalgamated Subco Transfer, the Blue Earth Transfer, the Blue Earth Split, the Stated Capital Reduction and the Blue Earth Distribution) to be effected under the provisions of section 195 of the Act, on the terms and conditions set forth in the Plan of Arrangement, and any amendment or variation thereto in accordance with Section 6.3;

(h) "Blue Earth Common Shares" means the common shares in the capital of Blue Earth;

(i) "Blue Earth Common Shareholders" means at any time the holders at that time of Blue Earth Common Shares;

(j) "Blue Earth Distribution" means the distribution by MFC of all of the Blue Earth Common Shares to holders of MFC Common Shares on a pro rata basis by way of a reduction of capital;

(k) "Blue Earth Split" means the division of the issued and outstanding Blue Earth Common Shares by a factor to be determined jointly by Blue Earth and MFC so that the number of issued and outstanding Blue Earth Common Shares is equal to the number of issued and outstanding MFC Common Shares on the Distribution Record Date;

(l) "Blue Earth Transfer" means the transfer by Sutton Park to MFC of all of its Blue Earth Common Shares and the Sutton Park Receivable in exchange for $2 million in cash, the MFC Promissory Note and set-off of the Sutton Park Debt;

(m) "Business Day" means a day other than a Saturday, Sunday or a civic or statutory holiday in Vancouver, British Columbia;

(n) "Circular" means the management information circular of MFC to be prepared and sent to the MFC Common Shareholders and MFC Bondholders in connection with the MFC Meeting;

(o) "Court" means the Supreme Court of the Yukon Territory;

(p) "Distribution Record Date" has the meaning ascribed thereto in Section 3.1(h) of the Plan of Arrangement;

(q) "Effective Date" means the date shown in the certificate of arrangement giving effect to the Arrangement which is issued under the Act by the Registrar;

(r) "Final Order" means the final order of the Court made in connection with the approval of the Arrangement following the application therefor contemplated by Section 2.1 of this Agreement;

(s) "Income Debenture" means the income debenture representing a principal amount of €4,242,000 held by Sutton Park issued under the trust indenture dated August 8, 2003 between 36569 Yukon Inc. and Thurn & Taxis Capital Management AG in respect of €10,000,000 variable rate secured income debentures due 2013;

(t) "Interim Order" means the interim order of the Court made in connection with the approval of the Arrangement following the application therefor contemplated by Section 2.1 of this Agreement;

(u) "KCCL" means Kasese Cobalt Company Limited, a company incorporated under the laws of Uganda;

(v) "KCCL Debt" means the indebtedness owed by KCCL to Sutton Park in the principal amount of approximately US$140.0 million as at March 31, 2004 plus accrued interest thereon;

(w) "KCCL Payable" means the accounts payable of MFC due to KCCL of approximately US$350,000;

(x) "Mailing Date" means the date of mailing of the Circular to MFC Common Shareholders and MFC Bondholders;

(y) "MFC Bonds" means the 4.4% convertible unsecured subordinated bonds of MFC due December 31, 2009;

(z) "MFC Bondholder" means a holder of MFC Bonds;

(aa) "MFC Common Shares" means the common shares in the capital of MFC;

(bb) "MFC Common Shareholders" means at any time the holders at that time of MFC Common Shares;

(cc) "MFC Promissory Note" means the promissory note to be issued by MFC in favour of Sutton Park for a principal amount of $63.0 million with interest thereon at a rate equal to three percent per annum calculated at the end of the 2004 calendar year and at the end of each calendar year thereafter as well as before maturity and default until paid, secured by a pledge by MFC to Sutton Park of shares in MFC Merchant Bank SA, and such other reasonable commercial terms to be agreed between MFC and Sutton Park;

(dd) "MFC Meeting" means, as the context requires, the annual and special meeting of MFC Common Shareholders (including any adjournment thereof) and/or the meeting of the MFC Bondholders, each to be held to consider and, if deemed advisable, to approve the Arrangement, among other matters;

(ee) "MFC Receivable" means the accounts receivable of MFC due from 36569 Yukon of approximately $731,679;

(ff) "Plan of Arrangement" means the plan of arrangement set out as Appendix I hereto and any amendments or variations thereto made in accordance with Section 6.3 of this Agreement;

(gg) "Pre-Arrangement Transactions" means the transfer by Sutton Park to New Sutton of 4,242 common shares in the capital of 4025776 Canada Inc. in exchange for the issuance by New Sutton to Sutton Park of one New Sutton Common Share to be undertaken and completed on or prior to the Effective Date;

(hh) "Registrar" means the registrar of corporations or a deputy registrar of corporations appointed under section 263 of the Act;

(ii) "Securities Act" means the Securities Act (British Columbia), as amended;

(jj) "Securities Legislation" means the United States Securities Act of 1933, the United States Securities Exchange Act of 1934, and such other provincial, state or territorial securities legislation as may be applicable, as now enacted or as the same may be amended and the applicable rules, regulations, rulings, orders and forms made or promulgated under such statutes and the published policies of the regulatory authorities administering such statutes;

(kk) "Stated Capital Reduction" means the reduction in the stated capital account in respect of the MFC Common Shares pursuant to the Arrangement;

(ll) "Sutton Park Debt" means the debt owed by Sutton Park to MFC of approximately $20.0 million;

(mm) "Sutton Park Receivable" means the accounts receivable of Sutton Park (or its subsidiary) due from 36569 Yukon of approximately $936,808;

(nn) "Tax Act" means the Income Tax Act (Canada), as now enacted or as the same may be amended; and

(oo) "Termination Date" means 11:59 p.m., Pacific Daylight Time, on December 31, 2004.

1.2 Subsidiaries

When reference is made in this Agreement to subsidiaries of any entity, the word "subsidiary" means any corporation of which outstanding voting securities carrying more than 50 percent of the votes for the election of directors are, or any partnership, joint venture or other entity more than 50 percent of whose total equity interest is, directly or indirectly, owned by such entity.

1.3 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise stated.

1.4 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.5 Number, etc.

Unless the subject matter or context requires the contrary, words importing the singular number only shall include the plural and vice versa; words importing the use of any gender shall include all genders; and words importing persons shall include natural persons, firms, trusts, partnerships and corporations.

1.6 Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.7 Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject mater hereof and supersedes all prior agreements, understandings,

negotiations, and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

ARTICLE 2
THE ARRANGEMENT

2.1 The Arrangement

As soon as reasonably practicable, and in any event, within the time required in order that the MFC Meeting be held on or before August 12, 2004, MFC shall apply to the Court pursuant to subsection 195 of the Act for an order approving the Arrangement and, in connection with such application, shall also apply for an Interim Order under subsection 195 of the Act providing for, among other things, the calling and holding of the MFC Meeting on or before August 12, 2004. If the approval of the Arrangement is obtained at the MFC Meeting in accordance with the Interim Order and the conditions set forth in Article 5 have been satisfied, waived or released, as soon as reasonably practicable thereafter, but in any event prior to the Termination Date, MFC shall take the necessary steps to obtain the Final Order under subsection 195 of the Act approving the Arrangement subject to the satisfaction, waiver or release of the conditions set forth in Article 5 prior to the Effective Date. If such Final Order is obtained, as soon as reasonably practicable thereafter, MFC shall cause to be filed, pursuant to subsection 195(10) of the Act and in accordance with the provisions hereof, articles of arrangement and such other documents as may be required to give effect to the Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Mutual Representations and Warranties

Each party represents and warrants to the other parties as follows and acknowledges that the other parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) it is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the corporate power and authority to own or lease its property and assets and to carry on its business as now conducted by it;

(b) the execution and delivery of this Agreement by it, including all matters contemplated hereby, have been authorized by all necessary corporate action and it has the corporate power and authority to enter into and perform its obligations under this Agreement except for the approvals of the MFC Common Shareholders and the MFC Bondholders to be sought at the MFC Meeting;

(c) it has duly executed and delivered this Agreement, and this Agreement is a valid and binding agreement enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and to general principles of equity; and

(d) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby and in the Plan of Arrangement do not now and will not as of the Effective Date:

(i) conflict with, or result in a breach of, or create a state of facts which after notice or lapse of time or both results or may result in a breach of, any of the terms, conditions or provisions of its constating documents or the constating documents of any of its subsidiaries or any material agreement, instrument, licence, permit, undertaking, commitment or understanding to which it or any of its subsidiaries is a party or by which it is bound; or

(ii) violate any provision of law or administrative regulation or any judicial or administrative award, judgment or decree applicable and known to it (after due inquiry), the breach of which would have a material adverse effect on it.

ARTICLE 4
COVENANTS

4.1 Covenants of MFC

(a) Immediately after the Final Order has been obtained, MFC shall execute and deliver all documents, and cause its subsidiaries to execute and deliver all documents necessary to complete the Arrangement, subject to the satisfaction or waiver of the conditions in Sections 5.1 and 5.3 of this Agreement, and shall file the articles of arrangement on the Business Day next following the day on which the Final Order is obtained or on such subsequent Business Day as may be agreed to by MFC and by Sutton Park, but, in any event, on or before the Termination Date.

(b) MFC will cause Blue Earth to use all reasonable commercial efforts to register the Blue Earth Common Shares as a class under section 12(g) of the Securities Exchange Act of 1934.

(c) MFC shall, in a timely and expeditious manner, prepare and file (or ensure that there is prepared and filed) the Circular in all jurisdictions where the same is required and mail the same in accordance with applicable law.

(d) Subject to the satisfaction or waiver of the conditions contained in Sections 5.1 and 5.3 of this Agreement, MFC shall complete the Arrangement.

4.2 Covenants of Sutton Park

(a) Subject to the waiver or continued satisfaction of the conditions in Sections 5.1 and 5.2 of this Agreement, Sutton Park shall execute and deliver all documents, and cause its subsidiaries to execute and deliver all documents, necessary to complete this Arrangement.

(b) Subject to the satisfaction or waiver of the conditions contained in Sections 5.1 and 5.2 of this Agreement, Sutton Park shall complete the Arrangement.

(c) Prior to the Effective Date, Sutton Park shall cause the Pre-Arrangement Transactions to be completed, all to the satisfaction of MFC, acting reasonably.

(d) Sutton Park will cause Blue Earth to use all reasonable commercial efforts in the registration of Blue Earth Common Shares as a class under section 12(g) of the Securities Exchange Act of 1934.

4.3 Mutual Covenants

Except as contemplated in this Agreement and the Plan of Arrangement, until the Effective Date, each of MFC and Sutton Park agrees, except with the prior written agreement of the other, that:

(a) it will use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under applicable laws and regulations to complete the Arrangement, including using reasonable commercial efforts:

(i) to allow the Interim Order and the Final Order to be obtained prior to the Termination Date to allow the Arrangement to be completed; and

(ii) to lift or rescind any injunction or restraining order or other order against it which may be entered against it adversely affecting the ability of the parties to complete the Arrangement;

(b) to co-operate with the other in good faith in order to ensure the timely completion of the Pre-Arrangement Transactions and the Circular;

(c) to use all reasonable commercial efforts to co-operate with each other in connection with the performance by the other of its obligations under this section; and

(d) prior to the Effective Date, it will not, and will not permit any of its subsidiaries to, enter into any transaction or perform any act which might interfere with or be inconsistent with the successful completion of the Arrangement.

4.4 Covenants of MFC Subco

MFC Subco agrees that:

(a) prior to the Effective Date it will not, and will not permit any of its subsidiaries to, enter into any transaction or perform any act which might interfere with or be inconsistent with the successful completion of the Arrangement; and

(b) it will not take or fail to take any action within its control which would result in a condition precedent to the Arrangement not being satisfied.

4.5 Covenants of Blue Earth

Blue Earth agrees that:

(a) prior to the Effective Date it will not, and will not permit any of its subsidiaries to, enter into any transaction or perform any act which might interfere with or be inconsistent with the successful completion of the Arrangement or which would render inaccurate any of the representations and warranties of Sutton Park or Blue Earth set forth herein if such representations and warranties were made at a date subsequent to such transaction or act and all references to the date hereof were references to such later date;

(b) it will complete the Pre-Arrangement Transactions, all to the satisfaction of MFC in form and substance; and

(c) Blue Earth will use all reasonable commercial efforts to register the Blue Earth Common Shares as a class under section 12(g) of the Securities Exchange Act of 1934.

(d) it will not take or fail to take any action within its control which would result in a condition precedent to the Arrangement not being satisfied.

4.6 Covenants of New Sutton

New Sutton agrees that:

(a) prior to the Effective Date, it will not enter into any transaction or perform any act which might interfere with or be inconsistent with the successful completion of the Arrangement;

(b) it will complete the Pre-Arrangement Transactions, all to the satisfaction of MFC in form and substance; and

(c) it will not take or fail to take any action within its control which would result in a condition precedent to the Arrangement not being satisfied.

4.7 Covenants of New Nature

New Nature agrees that:

(a) prior to the Effective Date, it will not enter into any transaction or perform any act which might interfere with or be inconsistent with the successful completion of the Arrangement or which would render inaccurate any of the representations and warranties of Sutton Park, Blue Earth or New Nature set forth herein if such representations and warranties were made at a date subsequent to such transaction or act and all references to the date hereof were references to such later date; and

(b) it will not take or fail to take any action within its control which would result in a condition precedent to the Arrangement not being satisfied.

4.8 MFC Meeting

As soon as practicable but in any event not later than July 16, 2004, MFC will prepare the Circular in compliance with applicable disclosure laws for mailing to its shareholders and, subject to the issuance of the Interim Order, MFC will convene the MFC Meeting. Such meeting will be held on or before August 12, 2004. MFC will file the Circular with the appropriate regulatory authorities in all jurisdictions where the same is required and will mail the same to the MFC Common Shareholders and any other appropriate persons in accordance with applicable law and the Interim Order. Each party will provide the other on a timely basis with all such information as may be required to be included in the Circular which relates to it. The parties will co-operate with each other in connection with the preparation of the Circular and all other documentation for submission to regulatory authorities and holders of their respective securities and will keep each other informed of any requests or comments made by regulatory authorities in connection with such documentation. This section 4.8 will apply, mutatis mutandis, in respect of the MFC Meeting of the MFC Bondholders.

4.9 Co-operation, Consents and Approvals

Each party will, and will cause its subsidiaries to, co-operate and use their respective reasonable commercial efforts to obtain, before the Effective Date, all authorizations, waivers, exemptions, consents, orders and other approvals from domestic or foreign courts, governmental or regulatory agencies, boards, commissions or other authorities, shareholders and third parties as are necessary for the consummation of the transactions contemplated hereby. Each party will vigorously defend or cause to be defended any lawsuits or other legal proceedings brought against it or any of its subsidiaries challenging this Agreement or the completion of the Arrangement. Neither party will settle or compromise any claim brought by their respective present, former or purported holders of any of their securities in connection with the transactions contemplated by this Agreement prior to the Effective Date without the prior written consent of the other, such consent not to be unreasonably withheld.

4.10 Public Announcements

No news release or other public announcement concerning the proposed transactions contemplated by this Agreement will be made by any party hereto without the prior consent of the other, such consent not to be unreasonably withheld; provided, however, that any party may without such consent make such disclosure as may be required by any stock exchange on which its securities are listed or by any Securities Legislation or any regulatory authority having jurisdiction over such party and, if such disclosure is required, the party making the disclosure will use reasonable efforts to give prior oral or written notice to the other party and an opportunity to allow the other party to comment on the disclosure.

4.11 Material Changes

Each party will advise the other party orally and in writing of any material change with respect to it or its subsidiaries on a consolidated basis (and for this purpose, Sutton Park and its subsidiaries shall not be considered subsidiaries of MFC) promptly after it has occurred and will promptly send to the other a copy of any press release or material change report filed by it with securities regulatory authorities.

4.12 Notification

Each party will promptly notify the other if any of the representations and warranties made by it in this Agreement ceases to be true, accurate and complete in any material respect and of any failure to comply in any material respect with any of its obligations hereunder.

4.13 Confidential Information

Each of the parties confirms and acknowledges that it has been provided, in connection with the review of the proposed transactions among them and the preparation of materials required to implement those transactions which have culminated in the parties entering into this Agreement (the "Intended Purposes"), certain confidential information concerning the affairs of the disclosing party (the "Disclosing Party") in written, electronic, spoken or other form in presentations, discussions, tours or other means including direct disclosure and disclosure by way of authorized agents, representatives and consultants (which disclosed information together with all third party reports to any party based in whole or in part on such disclosed information is herein referred to as the "Confidential Information"). Each party acknowledges that the Confidential Information is the property of the Disclosing Party, is confidential and material to the interests, business and affairs of the Disclosing Party and includes information that has not been generally disclosed to the public and that disclosure thereof, other than as contemplated herein, would cause irreparable harm to the Disclosing Party and its shareholders. Accordingly, each party will maintain the confidentiality of the Confidential Information and will not disclose the Confidential Information to any person except as part of the Intended Purposes or except as required by applicable law or legal process, in which latter case such party shall provide the Disclosing Party with prompt notice of such requirement to allow the Disclosing Party to seek an appropriate protective order or other remedy. Each of the parties acknowledges and agrees that any Disclosing Party and its shareholders would be irreparably damaged and that compensation by damages alone would be insufficient if any provision of this Section 4.13 is not performed by any of the other parties in accordance with its terms. Accordingly, the Disclosing Party will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section 4.13 and may specifically enforce such provisions by an action instituted in a court having jurisdiction and the party in breach of such provisions will be deemed to have waived defences to such an action. These specific remedies are in addition to any other remedy to which a Disclosing Party may be entitled at law or in equity.

ARTICLE 5
CONDITIONS

5.1 Mutual Conditions Precedent

The obligations of each of the parties to this Agreement to complete the Arrangement are subject to the fulfilment or mutual waiver by each of MFC and Sutton Park on or before the Effective Date of each of the following conditions:

(a) the Interim Order shall have been obtained in form and substance satisfactory to each of MFC and Sutton Park;

(b) the Arrangement shall have been approved at the MFC Meeting in accordance with the Interim Order;

(c) the Final Order shall have been obtained in form and substance satisfactory to each of MFC and Sutton Park, acting reasonably;

(d) there shall not have occurred any actual or threatened (including any proposal by the Minister of Finance (Canada)) change or amendment to the Tax Act or regulations thereunder or to any applicable provincial tax legislation or the regulations thereunder or any publicly stated administrative position or practice in relation thereto which, directly or indirectly, has or may have any material adverse significance with respect to the Arrangement including, without limitation, the Blue Earth Distribution;

(e) all requisite stock exchange approvals, all requisite domestic and foreign regulatory approvals and consents, and rulings or orders from the securities regulatory authorities providing that,

(i) trades by Sutton Park of 4025776 Canada Inc. Common Shares to New Sutton under the Arrangement are exempt from prospectus and registration requirements;

(ii) trades by New Sutton of New Sutton Common Shares to Sutton Park under the Arrangement are exempt from prospectus and registration requirements;

(iii) trades by Sutton Park of KCCL Common Shares to Blue Earth under the Arrangement are exempt from prospectus and registration requirements;

(iv) trades by Sutton Park of Amalgamated Subco Common Shares to Blue Earth under the Arrangement are exempt from prospectus and registration requirements;

(v) trades by Blue Earth of Blue Earth Common Shares to Sutton Park under the Arrangement are exempt from prospectus and registration requirements;

(vi) trades by MFC of Amalgamated Subco to Blue Earth under the Arrangement are exempt from prospectus and registration requirements;

(vii) trades by Blue Earth of Blue Earth Common Shares to MFC under the Arrangement are exempt from prospectus and registration requirements;

(viii) trades by Sutton Park of Blue Earth Common Shares to MFC under the Arrangement are exempt from prospectus and registration requirements;

(ix) trades by MFC of Blue Earth Common Shares to former dissenting shareholders upon the abandonment of the dissent right are exempt from prospectus and registration requirements; and

(x) the trades by MFC in Blue Earth Shares to the shareholders of MFC pursuant to the Blue Earth Distribution are exempt from prospectus and registration requirements;

shall each have been obtained on terms and conditions satisfactory to MFC and Sutton Park, acting reasonably;

(f) no order or decree of any domestic or foreign court, tribunal, governmental agency or other regulatory authority or administrative agency, board or commission, and no law, regulation, policy, directive or order shall have been enacted, promulgated, made, issued or applied to cease trade, enjoin, prohibit or impose material limitations on, the Arrangement or the transactions contemplated thereby;

(g) there shall not exist any prohibition at law against the completion of the Arrangement; and

(h) this Agreement shall not have been terminated pursuant to the provisions hereof.

5.2 Additional Conditions Precedent to the Obligations of Sutton Park

The obligations of Sutton Park to complete the Arrangement will also be subject to the following conditions, each of which is for Sutton Park's exclusive benefit and may be asserted or waived by it in its sole discretion at any time, in whole or in part:

(a) MFC and MFC Subco shall have performed each covenant or obligation to be performed by it hereunder in favour of Sutton Park on or prior to the Effective Date;

(b) the representations and warranties of MFC and MFC Subco set out in this Agreement shall be true and correct on and as of the Effective Date as if made on and as of such date, except as affected by transactions contemplated or permitted by this Agreement;

(c) Sutton Park and New Sutton shall have completed to the satisfaction of MFC, prior to the Effective Date, the Pre-Arrangement Transactions;

(d) on or before the Termination Date, not less than two-thirds of the MFC Common Shareholders and not less than two-thirds of the MFC Bondholders voted at the MFC Meeting shall have been voted in favour of the Arrangement;

(e) any required governmental or regulatory approvals, which if not received would have a material adverse effect on the business or prospects of MFC or Sutton Park and their respective subsidiaries on a consolidated basis, shall have been obtained or waived on terms satisfactory to Sutton Park, acting reasonably;

(f) no act, action, suit or proceedings shall have been taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, or no law, regulation or policy shall have been proposed, enacted, promulgated or applied:

(i) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase or acquisition by or the sale to Sutton Park of the Blue Earth Common Shares or the New Sutton Common Shares or the KCCL Common Shares or the Amalgamated Subco Common Shares to own or exercise full rights of ownership of the Blue Earth Common Shares or the New Sutton Common Shares or the KCCL Common Shares or the Amalgamated Subco Common Shares or the payment of the Blue Earth Distribution or to enjoin, prohibit or impose material limitations or conditions on the Arrangement; or

(ii) which, in the sole judgement of Sutton Park, acting reasonably in the circumstances, if the Arrangement was consummated would materially and adversely affect Sutton Park and its subsidiaries;

(g) MFC and its subsidiaries shall have co-operated in taking all steps required to meet regulatory requirements, provided that such steps would not have adverse consequences to the holders of MFC Common Shares or to MFC or any of its subsidiaries if the Arrangement were not completed; and

(h) the opinion of Stephen W. Semeniuk, CFA as to the fairness of the Arrangement from a financial point of view to the MFC Securityholders shall have been delivered prior to the Mailing Date and such opinion shall have been reconfirmed as of the Effective Date.

5.3 Additional Conditions Precedent to the Obligations of MFC

The obligations of MFC to complete the Arrangement will also be subject to the following conditions, each of which is for MFC's exclusive benefit and may be asserted or waived by it in its sole discretion at any time, in whole or in part:

(a) Sutton Park shall have performed each covenant or obligation to be performed by it hereunder in favour of MFC on or prior to the Effective Date;

(b) the representations and warranties of Sutton Park set out in this Agreement shall be true and correct on and as of the Effective Date as if made on and as of such date, except as affected by transactions contemplated or permitted by this Agreement;

(c) the opinion of Stephen W. Semeniuk, CFA as to the fairness of the Arrangement from a financial point of view to the MFC Securityholders shall have been delivered prior to the Mailing Date and such opinion shall have been reconfirmed as of the Effective Date;

(d) MFC's registrar and transfer agent has received valid and irrevocable instructions, subject only to the acceptance for filing of the articles of arrangement to issue certificates representing all non-cash consideration which holders of MFC Common Shares are entitled to receive under the Arrangement;

(e) the Blue Earth Common Shares will not be subject to restrictions on resale under the securities laws of Canada, except by reason of the existence of any controlling interest in Blue Earth pursuant to the securities laws of any applicable jurisdiction;

(f) no right of dissent under the Act shall have been exercised in respect of the Arrangement by such number of MFC Common Shareholders such that the board of directors of MFC has determined that as a result it would be inadvisable to proceed with the Arrangement;

(g) any required governmental or regulatory approvals, which if not received would have a material adverse effect on the business or prospects of MFC or Sutton Park and their respective subsidiaries on a consolidated basis, shall have been obtained or waived on terms satisfactory to MFC, acting reasonably;

(h) no act, action, suit or proceedings shall have been taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, or no law, regulation or policy shall have been proposed, enacted, promulgated or applied:

(i) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase or acquisition by or the sale to MFC of the Blue Earth Common Shares or the Amalgamated Subco Common Shares or the right of MFC to own or exercise full rights of ownership of the Blue Earth Common Shares or the payment of the Blue Earth Distribution or to enjoin, prohibit or impose material limitations or conditions on the Arrangement; or

(ii) which, in the sole judgement of MFC, acting reasonably in the circumstances, if the Arrangement was consummated would materially and adversely affect MFC and its subsidiaries; and

(i) from and after April 1, 2004, there shall not have occurred or arisen (or there shall have been generally disclosed or discovered, if not previously disclosed in writing to and acknowledged by MFC), any change or fact (or any condition, event or development involving a prospective change) in the business, operations, affairs, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, financial condition, licenses, permits, rights or privileges, whether contractual or otherwise, or prospects of Sutton Park and any of its subsidiaries considered on a consolidated basis which, in the sole judgement of MFC, acting reasonably in the circumstances, has or may have a material adverse effect either on the value of Sutton Park and its subsidiaries considered on a consolidated basis.

5.4 Satisfaction of Conditions

The conditions set out in Sections 5.1, 5.2 and 5.3 hereof shall be conclusively deemed to have been satisfied, waived or released when the articles of arrangement are filed hereunder and a certificate of arrangement is issued by the Director under the Act in compliance with the terms hereof.

ARTICLE 6
TERMINATION AND AMENDMENT

6.1 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by agreement in writing executed by MFC and Sutton Park;

(b) by Sutton Park at any time on or after the Termination Date if, by that date, the conditions set forth in Sections 5.1 and 5.2 have not been satisfied or waived; or

(c) by MFC at any time on or after the Termination Date if, by that date, the conditions set forth in Sections 5.1 and 5.3 have not been satisfied or waived.

6.2 Effect of Termination

In the event of any termination of this Agreement, the provisions hereof will become void and no party will have any liability to any other party in respect of this Agreement, except in respect of any breach of this Agreement which occurred on or before the Termination Date.

6.3 Amendment

(a) Subject as hereinafter provided, this Agreement may, at any time and from time to time before and after the holding of the MFC Meeting, but not later than the Effective Date, be amended by written agreement of MFC and Sutton Park (or, in the case of a waiver, by written instrument of the party giving the waiver) without, subject to applicable law, further notice to or authorization on the part of the shareholders of MFC or Sutton Park or the Court. Without limiting the generality of the foregoing, any such amendment may:

(i) change the time for performance of any of the obligations or acts of the parties hereto;

(ii) waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; or

(iii) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto.

Notwithstanding the foregoing, the terms of the Plan of Arrangement and this Agreement shall not be amended in a manner prejudicial to the shareholders of MFC or Sutton Park without the approval of the shareholders of MFC or Sutton Park, as the case may be, given in the same manner as required by law for the approval of the Arrangement or as may be ordered by the Court.

(b) This Agreement may be amended in accordance with the Final Order by written agreement of MFC and Sutton Park, but in the event that the terms of the Final Order require any such amendment, the rights of the parties hereto under Article 5 and Section 6.1 hereof shall remain unaffected.

ARTICLE 7
GENERAL PROVISIONS

7.1 Notices

All notices and other communications hereunder shall be in writing and shall be delivered by hand to the parties at the following addresses or sent by telecopy at the following telecopier numbers or at such other addresses or telecopier numbers as shall be specified by the parties by like notice:

(a) if to MFC or MFC Subco:

204 Black Street
Suite 300
Whitehorse, Yukon
Y1A 2M9

Attention: Michael J. Smith, President
Telecopy: (604) 683-3205

with a copy to:

Clark, Wilson
885 West Georgia Street
Suite 800
Vancouver, British Columbia
V6C 3H1

Attention: Virgil Z. Hlus
Telecopy: (604) 687-6314; and

(b) if to Sutton Park, New Sutton, Blue Earth or New Nature:

Palm Court
28 Pine Road
Belleville, St. Michael
Barbados

Attention: Michael J. Smith
Telecopy: (604) 683-3205

and with a copy to:

Clark, Wilson
885 West Georgia Street
Suite 800
Vancouver, British Columbia
V6C 3H1

Attention: Virgil Z. Hlus
Telecopy: (604) 687-6314.

The date of receipt of any such notice shall be deemed to be the date of delivery thereof or, in the case of notice sent by telecopy, the date of successful transmission thereof (unless transmission is received after normal business hours, in which case the date of receipt shall be deemed to be the next Business Day).

7.2 Survival of Representations and Warranties

The respective representations, warranties and covenants of MFC, MFC Subco, Sutton Park, New Sutton, Blue Earth and New Nature contained herein shall expire with, and be terminated and extinguished upon, completion of the Arrangement except for the provisions of Section 4.13 which shall survive as continuing covenants following the completion of the Arrangement.

7.3 Applicable Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

7.4 Binding Effect and Assignment

This Agreement and all the provisions hereof shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights hereunder or under the Arrangement shall be assigned by any of the parties hereto without the prior written consent of the other parties hereto.

7.5 Time of Essence

Time shall be of the essence of this Agreement.

7.6 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.7 Further Assurances

Each party shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be reasonably required in order to implement this Agreement.

IN WITNESS WHEREOF each of the parties hereto has executed this Agreement as of the date first written above.

MFC BANCORP LTD.

Per: /s/ Michael J. Smith
Authorized Signatory

SUTTON PARK INTERNATIONAL LIMITED

Per: /s/ Michael J. Smith
Authorized Signatory

BLUE EARTH REFINERIES INC.

Per: /s/ Michael J. Smith______________________________
Authorized Signatory

NEW SUTTON CANCO INC.

Per: /s/ Michael J. Smith
Authorized Signatory

NEW NATURE CANCO INC.

Per: /s/ Michael J. Smith
Authorized Signatory

4025750 CANADA INC.

Per: /s/ Michael J. Smith
Authorized Signatory

EXHIBIT I

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

IN THE MATTER OF AN ARRANGEMENT among MFC Bancorp Ltd., the holders from time to time of the issued and outstanding Common Shares of MFC Bancorp Ltd., Sutton Park International Limited, Blue Earth Refineries Inc., 4025750 Canada Inc., New Sutton Canco Inc., and New Nature Canco Inc. pursuant to section 195 of the Business Corporations Act (Yukon).

SECTION 1
INTERPRETATION

1.1 Definitions

In this Plan of Arrangement:

(a) "36569 Yukon" means 36569 Yukon Inc., a corporation incorporated under the laws of the Yukon Territory;

(b) "4025776 Canada" means 4025776 Canada Inc., a corporation incorporated under the laws of Canada;

(c) "4025776 Canada Transfer" means the transfer by Sutton Park to New Sutton of 4,242 common shares in the capital of 4025776 Canada in exchange for one common share in the capital of New Sutton;

(d) "Act" means the Business Corporations Act (Yukon), as now enacted or as the same may be enacted;

(e) "Amalgamated Subco" means the corporation resulting from the Amalgamation;

(f) "Amalgamated Subco Common Shares" means common shares in the capital of Amalgamated Subco;

(g) "Amalgamated Subco Transfer" means the transfer by MFC to Blue Earth of one Amalgamated Subco Common Share, the KCCL Payable and the MFC Receivable in exchange for one Blue Earth Common Share;

(h) "Amalgamation" means the amalgamation of MFC Subco, New Sutton and New Nature pursuant to this Plan of Arrangement;

(i) "Arrangement" means an arrangement under the provisions of section 195 of the Act, on the terms and conditions set forth in this Plan of Arrangement and any amendment or variation thereto made in accordance with the terms of the Arrangement Agreement;

(j) "Arrangement Agreement" means the agreement dated as of July 13, 2004 among MFC, Sutton Park, Blue Earth, MFC Subco, New Sutton, and New Nature entered into for the purpose of effecting the Arrangement;

(k) "Blue Earth" means Blue Earth Refineries Inc., a corporation incorporated under the laws of the British Virgin Islands;

(l) "Blue Earth Common Shares" means common shares in the capital of Blue Earth;

(m) "Blue Earth Distribution" means the distribution by MFC of 15,527,797 Blue Earth Common Shares to holders of MFC Common Shares on a pro rata basis pursuant to the Stated Capital Reduction;

(n) "Blue Earth Transfer" means the transfer by Sutton Park to MFC of all of its Blue Earth Common Shares and the Sutton Park Receivable in exchange for $2.0 million in cash, the MFC Promissory Note and the set-off of the Sutton Park Debt;

(o) "Court" means the Supreme Court of the Yukon Territory;

(p) "Distribution Record Date" has the meaning ascribed thereto in Section 3.1(h);

(q) "Dissent Rights" means the right to dissent to the Arrangement described in Section 4 of this Plan of Arrangement;

(r) "Effective Date" means the date shown in the certificate of arrangement giving effect to the Arrangement which is issued under the Act by the Registrar;

(s) "Final Order" means the final order of the Court made in connection with the approval of the Arrangement following the application therefor contemplated by Section 2.1 of the Arrangement Agreement;

(t) "Interim Order" means the interim order of the Court made in connection with the approval of the Arrangement following the application therefor contemplated by Section 2.1 of the Arrangement Agreement;

(u) "KCCL" means Kasese Cobalt Company Limited, a company incorporated under the laws of Uganda;

(v) "KCCL Payable" means the accounts payable of MFC due to KCCL of approximately US$350,000;

(w) "Letter of Transmittal" means the letter of acceptance and transmittal from the non-dissenting MFC Common Shareholders pursuant to the Arrangement Agreement;

(x) "MFC" means MFC Bancorp Ltd., a corporation incorporated under the laws of the Yukon Territory;

(y) "MFC Bonds" means the 4.4% convertible unsecured subordinated bonds of MFC due December 31, 2009;

(z) "MFC Bondholder" means a holder of MFC Bonds;

(aa) "MFC Common Shares" means common shares in the capital of MFC;

(bb) "MFC Common Shareholder" means a holder of MFC Common Shares;

(cc) "MFC Promissory Note" means the promissory note to be issued by MFC in favour of Sutton Park for a principal amount of $63.0 million with interest thereon at a rate equal to three percent per annum calculated at the end of the 2004 calendar year and at the end of each calendar year thereafter as well as before maturity and default until paid, secured by a pledge by MFC to Sutton Park of shares in MFC Merchant Bank SA, and such other reasonable commercial terms to be agreed between MFC and Sutton Park;

(dd) "MFC Receivable" means the accounts receivable of MFC due from 36569 Yukon of approximately $731,679;

(ee) "MFC Securities" means the MFC Common Shares and the MFC Bonds, collectively;

(ff) "MFC Securityholder" means a holder of MFC Common Shares or MFC Bonds;

(gg) "MFC Subco" means 4025750 Canada Inc., a corporation incorporated under the laws of Canada;

(hh) "New Nature" means New Nature Canco Inc., a corporation incorporated under the laws of the Yukon Territory;

(ii) "New Sutton" means New Sutton Canco Inc., a corporation incorporated under the laws of the Yukon Territory;

(jj) "Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement, and not any particular article, section or other portion hereof;

(kk) "Registrar" means the registrar of corporations or a deputy registrar of corporations appointed under section 263 of the Act;

(ll) "Special Meeting" means the special meeting (including any adjournment thereof) of the MFC Securityholders scheduled to be held on August 12, 2004 to consider and, if deemed advisable, to approve the Arrangement;

(mm) "Stated Capital Reduction" has the meaning ascribed thereto in Section 3.1(f);

(nn) "Sutton Park" means Sutton Park International Ltd., a company existing under the laws of Barbados;

(oo) "Sutton Park Debt" means the debt owed by Sutton Park to MFC of approximately $20.0 million;

(pp) "Sutton Park Receivable" means the accounts receivable of Sutton Park (or its subsidiary) due from 36569 Yukon of approximately $936,808; and

(qq) "Transfer Agent" means Mellon Investor Services, LLC at its principal offices in Ridgefield Park, New Jersey, USA.

1.2 Headings and References

The division of this Plan of Arrangement into Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Sections are to Sections of this Plan of Arrangement.

1.3 Currency

All references to currency in this Plan of Arrangement are to Canadian dollars, unless otherwise indicated.

1.4 Time

Unless otherwise indicated, all times expressed herein are local time, Vancouver, Canada.

SECTION 2
ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms part of the Arrangement Agreement.

SECTION 3
THE ARRANGEMENT

3.1 The Arrangement

On the Effective Date, the following will occur and will be deemed to occur in the following order without any further act or formality:

(a) the 4,242 common shares in the capital of 4025776 Canada held by Sutton Park will be transferred to New Sutton in exchange for one common share in the capital of New Sutton;

(b) MFC Subco, New Sutton, and New Nature will amalgamate to form Amalgamated Subco as provided for in Section 3.2;

(c) the one Amalgamated Subco Common Shares held by Sutton Park will be transferred to Blue Earth in exchange for one Blue Earth Common Shares;

(d) the one Amalgamated Subco Common Shares held by MFC, the KCCL Payable and the MFC Receivable will be transferred to Blue Earth in exchange for one Blue Earth Common Share;

(e) Sutton Park will transfer to MFC all of its Blue Earth Common Shares and the Sutton Park Receivable for $2.0 million in cash, the MFC Promissory Note and set-off of the Sutton Park Debt;

(f) the issued and outstanding Blue Earth Common Shares, immediately prior to the Arrangement, will be divided by a factor to be determined jointly by Blue Earth and MFC so that the number of issued and outstanding Blue Earth Common Shares is equal to the number of issued and outstanding MFC Common Shares on the Distribution Record Date;

(g) the stated capital account maintained for the MFC Common Shares will be reduced by $85,076,241 (the "Stated Capital Reduction"); and

(h) in exchange for the Stated Capital Reduction, the holders of MFC Common Shares on that date which is ten business days following the effective date of the registration statement on Form 20-F to be filed by Blue Earth in discharge of its obligation under paragraph 4.5(c) of the Arrangement Agreement (the "Distribution Record Date") will receive the Blue Earth Distribution.

3.2 Amalgamation of MFC Subco, New Sutton and New Nature

Immediately after the 4025776 Canada Transfer, MFC Subco, New Sutton and New Nature (sometimes collectively referred to hereinafter as "predecessor corporations") will amalgamate to form Amalgamated Subco and in connection with the Amalgamation:

(a) the predecessor corporations shall continue as one corporation;

(b) Amalgamated Subco shall possess all of the property, rights and privileges of each of the predecessor corporations immediately before the Amalgamation;

(c) Amalgamated Subco shall possess all of the liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts obligations of each of the predecessor corporations immediately before the Amalgamation;

(d) the articles of amalgamation in respect of the Arrangement shall be deemed to be the articles of incorporation of Amalgamated Subco and the certificate of arrangement in respect of the Arrangement shall be deemed to be the certificate of incorporation of Amalgamated Subco;

(e) Amalgamated Subco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against a predecessor corporation immediately before the amalgamation;

(f) the issued and outstanding MFC Subco Common Shares shall be converted into issued and fully paid Amalgamated Subco Common Shares on the basis of one Amalgamated Subco Common Share for each MFC Subco Common Share;

(g) the issued and outstanding New Sutton Common Shares shall be converted into issued and fully paid Amalgamated Subco Common Shares on the basis of one Amalgamated Subco Common Share for two New Sutton Common Share; and

(h) the issued and outstanding New Nature Common Shares shall be converted into issued and fully paid Amalgamated Subco Common Shares on the basis of one Amalgamated Subco Common Share for each New Nature Common Share.

3.3 Articles and By-laws of Amalgamated Subco

On the Amalgamation:

(a) the name of Amalgamated Subco shall be "Blue Earth Refineries (Canada) Inc.";

(b) the registered office of Amalgamated Subco shall be in the City of Whitehorse in the Yukon Territory;

(c) the authorized capital of Amalgamated Subco shall consist of an unlimited number of common shares;

(d) there shall be no restrictions on the transfer of the shares of Amalgamated Subco;

(e) there shall be no restrictions on the business which Amalgamated Subco is authorized to carry on or on the powers Amalgamated Subco may exercise;

(f) the by-laws of New Sutton shall be the by-laws of Amalgamated Subco until repealed, amended, altered or added to;

(g) without limit to the powers of the board of directors of Amalgamated Subco as set out in the Act, the board of directors of Amalgamated Subco may from time to time on behalf of Amalgamated Subco:

(i) borrow money upon the credit of Amalgamated Subco;

(ii) issue, re-issue, sell or pledge debt obligations of Amalgamated Subco;

(iii) to the extent permitted by the Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee to secure the performance of an obligation or otherwise; and

(iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of Amalgamated Subco owned or subsequently acquired, to secure any obligation of Amalgamated Subco; and

the board of directors may from time to time delegate to such one or more of the directors and officers of Amalgamated Subco as may be designated by the board of directors all or any of the powers conferred on the board of directors in relation to the foregoing by this Section or by the Act to such extent and in such manner as the board of directors shall determine at the time of each such delegation; and nothing in this Section limits or restricts the borrowing of money by Amalgamated Subco on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of Amalgamated Subco;

(h) the number of directors of Amalgamated Subco shall be such number not less than one and not more than ten as the board of directors may from time to time determine;

(i) the directors of Amalgamated Subco may appoint one or more directors who shall hold office for a term expiring not later than the close of the next annual meeting of Amalgamated Subco, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of Amalgamated Subco; and

(j) the number of the first directors of Amalgamated Subco shall be one and the first director of Amalgamated Subco shall be Michael J. Smith, President and Chief Executive Officer of MFC, who shall hold office until the first annual meeting of Amalgamated Subco or until his successor is elected or appointed.

3.4 Distribution of Blue Earth

At the time of the Blue Earth Distribution:

(a) the Memorandum of Association and Articles of Association of Blue Earth shall be, respectively, the Memorandum of Association and Articles of Association of Blue Earth immediately following completion of the Pre-Arrangement Transactions as defined in the Arrangement Agreement, until repealed, amended, altered or added to;

(b) the board of directors of Blue Earth shall be constituted by the persons serving as the directors of MFC, at the time of the Blue Earth Distribution, until their successors are appointed or elected in accordance with applicable law;

(c) the officers of Blue Earth shall be Michael J. Smith as President and Secretary, until their successors are duly appointed or elected in accordance with applicable law; and

(d) there shall be no restrictions on the transfer of the shares of Blue Earth.

3.5 Fractional Shares

Notwithstanding anything herein contained, no fractional Blue Earth Common Shares will be issued in connection with this Plan of Arrangement. An MFC Common Shareholder otherwise entitled to receive a fraction of a Blue Earth Common Share equal to or greater than half a share will instead be entitled to receive one whole Blue Earth Common Share and a MFC Common Shareholder otherwise entitled to receive a fraction of a Blue Earth Common Share equal to less than half a share will forfeit such entitlement.

3.6 Acquisition of Common Shares of Dissenting Holders

Each MFC Common Shareholder who sends to MFC a written objection to the resolution to approve the Arrangement at or prior to the Special Meeting in accordance with section 195 of the Act, as modified by the Interim Order or the Final Order, shall be, and shall be deemed to be, transferred to MFC for cancellation and cancelled contemporaneously with the Effective Date and such holders shall thereupon have no rights or entitlements with respect to those MFC Common Shares except as provided in Section 4.

SECTION 4
RIGHTS OF DISSENT

4.1 Rights of Dissent

MFC Common Shareholders may exercise rights of dissent ("Dissent Rights") in respect of the Arrangement pursuant to the Interim Order and in the manner set forth in section 193 of the Act and this Section 4.1. MFC Shareholders who duly exercise Dissent Rights with respect to their MFC Shares ("Dissenting Shares") and who:

(a) are ultimately entitled to be paid fair value for their Dissenting Shares shall be deemed to have transferred their Dissenting Shares to MFC for cancellation immediately before the effective time of the Arrangement on the Effective Date; or

(b) for any reason are ultimately not entitled to be paid fair value for their Dissenting Shares or withdraw their dissent in accordance with section 193 of the Act shall be deemed to have participated in the Arrangement as of and from the Effective Date on the same basis as any non-dissenting holder of MFC Common Shares.

But in no case shall MFC be required to recognize such holders as holders of MFC Common Shares on or after the Effective Date, and the names of such holders of MFC Common Shares shall be deleted from MFC's register of holders of such shares on the Effective Date.

SECTION 5
CERTIFICATES

5.1 Rights to Share Certificates

As soon as practicable following the Effective Date, MFC will cause the Transfer Agent to forward or cause to be forwarded by first class mail to each holder of MFC Common Shares the certificates representing such holder's entitlement to Blue Earth Common Shares pursuant to the Blue Earth Distribution.

5.2 Payment Registration

Unless otherwise directed by the Letter of Transmittal, each of the certificates representing the Blue Earth Common Shares referred to in Section 5.1 will be issued in the name of the registered holder of the Blue Earth Common Shares acquired.

5.3 Illegality of Delivery of Shares

Notwithstanding the foregoing, if it appears to MFC that it would be contrary to applicable law to issue Blue Earth Common Shares pursuant to the Arrangement to a person who is not a resident of Canada, the Blue Earth Common Shares that otherwise would be issued to that person will be issued and delivered to the Transfer Agent for sale by the Transfer Agent on behalf of that person. The Blue Earth Common Shares so delivered to the Transfer Agent will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Transfer Agent determines in its sole discretion. The Transfer Agent shall not be obligated to seek or obtain a minimum price for any of the Blue Earth Common Shares sold by it. Each such person will receive a pro rata share of the cash proceeds from the sale of the Blue Earth Common Shares sold by the Transfer Agent (less commissions, other reasonable expenses incurred in connection with the sale of the Blue Earth Common Shares and any amount withheld in respect of Canadian taxes) in lieu of the Blue Earth Common Shares themselves. The net proceeds will be remitted in the same manner as other payments pursuant to this Section 5. None of MFC, Blue Earth, the Transfer Agent or any party to the Arrangement Agreement will be liable for any loss arising out of any such sales.

SECTION 6
STATED CAPITAL

6.1 Stated Capital of Amalgamated Subco Common Shares

The amount to be added to the stated capital account for the Amalgamated Subco Common Shares issued on the Amalgamation shall be equal to the amount of the stated capital account for the MFC Subco, New Sutton and Blue Earth Common Shares as they existed immediately prior to the Amalgamation attributable to the MFC Subco, New Sutton and Blue Earth Common Shares that are converted into Amalgamated Subco Common Shares.

6.2 Reduction of Stated Capital of MFC

Pursuant to the Arrangement, the stated capital account maintained for the MFC Common Shares will be reduced by $85,076,241 immediately following the Amalgamation and such amount shall be applied to the Blue Earth Distribution.